                                                                       EXHIBIT 6


            MAXCOM TELECOMMUNICACIONES, S.A. DE C.V. AND SUBSIDIARY
                       COMPUTATION OF EARNINGS PER SHARE



                                             1999          2000                    2001
                                         ----------     ----------     -----------------------------
Weighted-average common shares
outstanding............................  10,264,827     11,463,667      13,748,445        13,748,445

Net loss for the period................ Ps (247,059)   Ps.(623,299)    Ps.(653,110)     U.S.$(71,331)
Net loss per share..................... Ps.  (24.07)   Ps   (54.37)    Ps.  (47.50)     U.S.$  (5.19)


                                     E-285